GOLDEN STAR RESOURCES LTD.

April 5, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Golden Star Resources Ltd.

Schedule 14A

Filed March 22, 2013

File No. 001-12284

Dear Mr. Reynolds:

Set forth below are the responses of Golden Star Resources Ltd. (the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated April 3, 2013 (the “SEC Letter”) regarding the above-referenced filing.

For the convenience of the Staff, we have transcribed the comment being addressed, along with the Company’s response thereto.

Comment. We note your Annual Bonus (STIP) is 80% based on the achievement of corporate performance objectives which are not disclosed in your filing. These objectives include the achievement of budgeted production and cash costs at specific sites, mineral reserve and resource replacement, and free cash flows. While we are aware of your May 5, 2009 letter addressing the materiality of these performance objectives, as of and for the period ended December 31, 2008, it is unclear whether changes in the STIP since would allow you to reach the same conclusion. Please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the business unit or division to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please provide us with your proposed draft disclosure, omitting unknown quantified disclosure.

April 5, 2013

Response:   The Company proposes to provide the following disclosure in response to your comment:

This disclosure would replace the last paragraph on page 10 of the Preliminary Schedule 14A.

The 2012 corporate performance objectives and the performance results applicable to each NEO other than the Corporation’s Vice President of Exploration are provided in the table below:

2012 Corporate Performance Objectives		2012 Target Payout Range				2012 Results
Performance Metric	Weighting	Minimum (30%)		Target (100%)	Maximum (200%)	2012 Performance	Payout Percentage
Bogoso - Annual Production (oz)	15%		197,655	213,681	245,733	175,431	0.0%
Wassa - Annual Production (oz)	15%		132,006	142,709	164,116	160,917	170.7%
Bogoso - Direct Operating Costs Per Ounce(1)	15%		$1,219	$1,134	$964	$1,355	0.0%
Wassa - Direct Operating Costs per Ounce(1)	15%		$1,054	$980	$833	$927	122.8%
Free Cash Flow (in thousands)(2)	20%	-$	112	$5,801	$28,586	$25,116	184.8%

Total Result:							101.2%

(1)	Direct operating cost per ounce represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory divided by the ounces sold by the operation.
(2)	Free cash flow is the sum of the operating cash flow generated by operations minus the cash used for investing activities with some minor adjustments for non-cash items.

As reflected in the table above, 101.2% of the corporate objectives pertaining to each of the NEOs other than the Corporation’s Vice President of Exploration were achieved in 2012. Bonuses were determined to be paid to each of these NEOs based on this percentage and the individual performance of each NEO.

The 2012 corporate performance objectives and the performance results applicable to the Corporation’s Vice President of Exploration are provided in the table below:

2012 Corporate Performance Objectives		2012 Target Payout Range			2012 Results
Performance Metric	Weighting	Minimum (30%)	Target (100%)	Maximum (200%)	2012 Performance	Payout Percentage
Bogoso - Annual Production (oz)	10%	197,655	213,681	245,733	175,431	0.0%
Wassa - Annual Production (oz)	10%	132,006	142,709	164,116	160,917	170.7%
Bogoso - Direct Operating Costs per Ounce(1)	10%	$1,219	$1,134	$964	$1,355	0.0%
Wassa - Direct Operating Costs per Ounce(1)	10%	$1,054	$980	$833	$927	122.8%
Safety(2)	10%				No incidents	100%
Resource Replacement Ratio (oz, in thousands)(3)	30%	2.68	2.92	3.36	3.01	100%

Total Result:						86.69%

April 5, 2013

(1)	Direct operating cost per ounce represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory divided by the ounces sold by the operation.
(2)	Based on frequency of lost time injuries.
(3)	Based on the number of ounces of mineral resources added compared to ounces depleted and converted into mineral reserves.

As reflected in the table above, 86.69% of the corporate objectives pertaining to the Corporation’s Vice President of Exploration were achieved in 2012. A bonus was determined to be paid to the Corporation’s Vice President of Exploration based on this percentage and his individual performance.

See the “Executive Compensation Table” below for information regarding the 2012 STIP paid to each NEO. Of the bonuses earned in 2012, 30% will be deferred, with the deferral for 2012 incentive bonuses to be for a period of 24 months and the deferral for 2013 incentive bonuses to be for a period of 12 months. Accordingly, 30% of the 2012 bonuses that would otherwise be payable in 2013 will be payable in March 2015. Deferred amounts are subject to forfeiture in the event that the executive ceases to be employed by the Corporation prior to the deferred payment date but are payable upon a Change in Control (as defined below).

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

April 5, 2013

Please call the undersigned at (416)583-3800 if you wish to discuss these matters.

Sincerely,

/s/ Sam Coetzer
Sam Coetzer President and Chief Executive Officer

cc:	Pam Howell (SEC)

Jay Williamson (SEC)

Jeff Swinoga (Golden Star)

Michelle Shepston, Davis Graham & Stubbs LLP